[redacted]

AB 3/29

SEC Mail Processing Section
MAR 05 2012
Washington, DC 123

AB 3/10

UNI... 12013189
SECURITIES AND ...
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-33180

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Archipelago Trading Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 South Wacker Drive, Suite 1800
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers L.L.P
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/15

OATH OR AFFIRMATION

I, Peter F. Lallos, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Archipelago Trading Services, Inc, as of February 29, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Financial & Operations Principal

Title

Notary Public

[illegible]
Notary Public - Kings County
No. [illegible]
Qualified In Kings County
Certificate Filed in New York County
My Commission Expires September 7, 2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Archipelago Trading Services, Inc.

Financial Statements and Supplementary Information Pursuant to Rule 17a-5 of the Securities and Exchange Act of 1934

December 31, 2011

pwc

Archipelago Trading Services, Inc.

Financial Statements and Supplementary Information Pursuant to Rule 17a-5 of the Securities and Exchange Act of 1934
December 31, 2011

Archipelago Trading Services, Inc.
Index
December 31, 2011

pwc

Report of Independent Registered Public Accounting Firm

To the Stockholder of Archipelago Trading Services, Inc::

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of Archipelago Trading Services, Inc. (the "Company") at December 31, 2011, and the results of its operations and its cash flows for the year then ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 29, 2012

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Archipelago Trading Services, Inc.
Statement of Financial Condition
As of December 31, 2011

($ in thousands, except share data)

Assets		
Cash and cash equivalents	$	9,881
Receivables from brokers, dealers, and customers (net of allowance for doubtful accounts of $2)		648
Deferred tax asset		825
Total assets	$	11,354
Liabilities and Stockholder's Equity		
Liabilities		
Payables to related parties	$	1,802
Income tax payable		2,631
Other payables		510
Total liabilities		4,943
Commitments and contingencies (Note 5)		
Stockholder's equity		
Common stock, $1 par; 7,500 shares authorized 5,000 shares issued and outstanding		5
Additional paid-in capital		3,640
Retained earnings		2,766
Total stockholder's equity		6,411
Total liabilities and stockholder's equity	$	11,354

The accompanying notes are an integral part of these financial statements.

Archipelago Trading Services, Inc.
Statement of Operations
Year Ended December 31, 2011

($ in thousands)

Revenues	
Activity assessment fees	$ 295
Commissions	4,097
Interest	11
Total revenues	4,403
Expenses	
Section 31 fees	295
Employee compensation and benefits	544
Routing and liquidity charges	1,240
General and administrative	335
Total expenses	2,414
Income before income tax provision	1,989
Income tax provision	712
Net income	$ 1,277

The accompanying notes are an integral part of these financial statements.

Archipelago Trading Services, Inc.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2011

($ in thousands)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance as of December 31, 2010	$ 5	$ 3,640	$ 1,489	$ 5,134
Net Income	-	-	1,277	1,277
Balance as of December 31, 2011	$ 5	$ 3,640	$ 2,766	$ 6,411

The accompanying notes are an integral part of these financial statements.

Archipelago Trading Services, Inc.
Statement of Cash Flows
Year Ended December 31, 2011

($ in thousands)

Cash flows from operating activities		
Net income	$	1,277
Adjustments to reconcile net income to net cash provided by operating activities:		
Provision for doubtful accounts		(53)
Deferred tax asset		69
Change in assets and liabilities		
(Increase) decrease in operating assets		
Receivables from brokers, dealers and customers		(18)
Increase (decrease) in operating liabilities		
Payables to related parties		1,273
Income tax payable		643
Other payables		69
Net cash provided by operating activities		3,260
Cash flows from financing activities		
Net cash provided by financing activities		-
Net increase in cash and cash equivalents		3,260
Cash and cash equivalents		
Beginning of year		6,621
End of year	$	9,881

The accompanying notes are an integral part of these financial statements.

($ in thousands)

1. Organization

Archipelago Trading Services, Inc. (the "Company"), a Florida corporation, is a registered broker-dealer with the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly-owned subsidiary of Arca-GNC Acquisition, LLC, a Delaware limited liability company, which is in turn a wholly-owned subsidiary of Archipelago Holdings, Inc. (the "Parent"). The Parent became a wholly-owned subsidiary of NYSE Euronext ("NYX"). The Parent owns and operates NYSE Arca LLC ("ArcaEx"), formerly Archipelago Exchange, for trading of equities and the Pacific Exchange for trading of options.

The Company's principal activities consist of the operation of an Alternative Trading System ("ATS") designed particularly to facilitate trading of small-cap securities typically traded on the Over-the-Counter Bulletin Board market.

The Company does not carry security accounts for customers or perform custodial functions relating to customer securities, and, accordingly, is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission ("SEC").

The Company clears all transactions through Archipelago Securities, LLC (the "Clearing Broker"), a wholly-owned subsidiary of the Parent.

2. Significant Accounting Policies

Basis of Presentation
The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue Recognition
Commissions and related brokerage and clearing expenses related to customer transactions are recorded on a trade date basis. Commissions are earned on a per trade basis, based on shares transacted, and are recognized as transactions occur. For each transaction executed, there is an associated liquidity payment or routing charge paid.

Cash and Cash Equivalents
The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Investments in money market funds are considered to be cash equivalents. The carrying value of such cash equivalents approximates their fair value due to the short-term nature of these instruments. Cash equivalents at December 31, 2011 included $9,837 invested in money market funds that are governed under Rule 2a-7 of the Investment Company Act of 1940. The Company's cash equivalents are held at an individual U.S. financial institution, which potentially exposes the Company to counterparty risk. Interest income is accrued as earned.

($ in thousands)

Receivables from Brokers, Dealers and Customers

Receivables consist of accrued commissions for trade executions and amounts due from the Clearing Broker. The Company maintains an allowance for doubtful accounts based upon the estimated collectability of accounts receivable. Additions to (reductions of) the allowance are charged to (reversed against) bad debt expense, which is included in general and administrative expense in the statement of operations.

Estimated Fair Value of Financial Instruments
The Company discloses the fair value of financial instruments, including assets and liabilities recognized in the statement of financial condition. Management estimates that the fair value of financial instruments recognized in the statement of financial condition (including cash and cash equivalents, receivables, payables and accrued expenses) approximates their carrying value. When measuring fair value, the Company indentifies three levels of inputs that may be used to measure fair value:

- Level 1: Quoted prices for identical instruments in active markets. Level 1 fair values generally are supported by market transactions that occur with sufficient frequency and volume to provide pricing information on an ongoing basis.
- Level 2: Observable inputs other than Level 1 prices, such as quoted prices for similar instruments, quoted prices in markets that are not active, and inputs to model-derived valuations that are directly observable or can be corroborated by observable market data.
- Level 3: Unobservable inputs supported by little or no market activity and often requiring significant management judgment or estimation, such as an entity's own assumptions about the cash flows or other significant components of value that market participants would use in pricing the asset or liability.

As of December 31, 2011, our cash and cash equivalents of $9,881 that are classified as Level 1 include investments in money market funds, for which there are quoted prices in active markets.

Income Taxes
Certain income and expense items are accounted for in different periods for income tax purposes than for financial statement purposes. Provisions for deferred taxes are made in recognition of these timing differences.

The Company accounts for income taxes using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns.

3. Related Party Transactions

The clearing fees paid by the Company to the Clearing Broker for the year ended December 31, 2011 amounted to $47 and are included in Routing and liquidity charges in the accompanying statement of operations. The Parent employs corporate, marketing, and information technologies staff to support the Company. Under a contract, required by FINRA, the Parent provides the Company with operational and support services. The contract is the Parent Subsidiary Expense Agreement, whereby the Parent shall provide all material hardware, software and personnel

($ in thousands)

necessary to facilitate the operation of the ATS and to provide certain other corporate and business services. The estimated amounts of these expenses totaled approximately $500.

The agreement was revised effective December 18, 2007 and provides for the Company's expenses and liquidity needs to be met by the Parent without expectation of repayment. Customary and reasonable direct expenses attributable to the Company are recorded as expenses in the Company's financial statements. The Parent retains ownership and control of all such employed hardware, software and personnel and the Company is dependent on the Parent providing the services in order for the Company to carry out its operations.

As part of operations certain cash receipts/disbursements are received through related parties. As of December 31, 2011, the Company has $1,802 of a payable related to these transactions recorded in payables to related parties on the statement of financial condition.

4. Credit Risk

In the normal course of business, the Company's activities involve the execution of securities transactions for broker-dealers, which are cleared and settled by the Clearing Broker. Pursuant to the clearing agreement, the Company is required to reimburse the Clearing Broker for any losses incurred due to a counterparty's failure to satisfy its contractual obligations. Therefore, the Company is exposed to risk of loss in the event of the customer's or broker's inability to meet the terms of their contracts. Should the customer or broker fail to perform, the Company may be required to complete the transaction at prevailing market prices. Customer trades pending at December 31, 2011 were settled without an adverse effect on the Company's financial statements taken as a whole.

The Company has credit risk related to transaction fees that are billed to customers on a monthly basis, in arrears. The Company's exposure to credit risk can be directly impacted by volatile securities markets that may impair the ability of counterparties to satisfy their contractual obligations. The Company seeks to control its credit risk through a variety of reporting and control procedures and by applying uniform credit standards maintained for all activities with credit risk.

5. Commitments and Contingencies

The Company has agreed to indemnify its clearing broker for losses that it may sustain from customer accounts introduced by the Company. However, in the Company's experience there have not been claims or losses pursuant to these contracts, and the Company expects the risk of loss to be remote. As such, the Company has not recorded any liability related to this indemnification. The Company is unable to quantify the potential exposure related to the indemnification as it constantly fluctuates based on the number and size of the unsettled transactions outstanding and the difference between the contractual trade price and the current fair value of the stock underlying the unsettled transactions.

($ in thousands)

6. Income Taxes

The income tax provision for the year ended December 31, 2011 consisted of:

Current		
Federal	$	629
State		19
Deferred		
Federal		65
State		(1)
Income tax provision	$	712

As of December 31, 2011, the Company had approximately $2,400 of net operating loss carryforwards which are set to begin to expire in 2021.

7. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Under Rule 15c3-1, the Company is required to maintain minimum net capital equal to the greater of $5 or 6- 2/3% of aggregate indebtedness. As of December 31, 2011, the Company had net capital of $4,261 which was $3,932 in excess of its required net capital of $329. The ratio of the Company's aggregate indebtedness to net capital was 1.16 to 1.

8. Subsequent Events

Events and transactions subsequent to the date of the statement of financial condition have been evaluated by management for purpose of recognition or disclosure in these financial statements through February 29, 2012, the date that these financial statements were available to be issued.

Supplementary Information

Archipelago Trading Services, Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2011 — Schedule I

($ in thousands)

Net capital		
Total stockholder's equity	$	6,411
Nonallowable assets, deductions and charges		
Receivables		(648)
Deferred tax assets		(825)
Total non allowable assets, deductions and charges		(1,473)
Net capital before haircuts		4,938
Haircuts on cash equivalents		(677)
Net capital	$	4,261
Computation of aggregate indebtedness		
Total aggregate indebtedness from statement of financial condition	$	4,943
Computation of basic net capital requirements		
Minimum net capital required (the greater of $5,000 or 6-2/3% of aggregate indebtedness)	$	329
Excess net capital	$	3,932
Ratio of aggregate indebtedness to net capital		1.16 to 1

There is no material difference between total member's equity on the statement of financial condition and the computation of net capital compared to our amended FOCUS filing on February 29, 2012.

Archipelago Trading Services, Inc.
Statement Regarding Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2011

Schedule II

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.

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SEC Mail Processing Section

MAR 05 2012

Washington, DC
123

Report of Independent Accountants

To the Stockholder of
Archipelago Trading Services, Inc.:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of Archipelago Trading Services, Inc. for the year ended December 31, 2011, which were agreed to by Archipelago Trading Services, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating Archipelago Trading Services, Inc's compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2011. Management is responsible for Archipelago Trading Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7T with the respective cash disbursement records entries as follows:
   a. A SIPC payment of $3,911 was made by Archipelago Trading Services on July 27, 2011 and traced to the respective check payment. No difference was noted.
   b. A SIPC payment of $3,245 related to Archipelago Trading Services was not paid by February 29, 2011.

2. Compared the Total Revenue amount reported on the audited Statement of Operations for the year ended December 31, 2011 to the Total revenue amount of $4,402,632 reported on page 2, item 2a of Form SIPC-7T for the year ended December 31, 2011. No differences were noted.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:
   a. Compared the deduction amount reported on page 2, item 2c(3), of Form SIPC-7T in the amount of $1,534,394, to the audited Statement of Operations of Archipelago Trading Services, Inc. for the year ended December 31, 2011. No differences noted.
   b. Compared deductions on line 8, other revenue not related either directly or indirectly to the securities business, to the audited Statement of Operations of Archipelago Securities, LLC in the amount of $10,931. No differences were noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $2,857,306

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

pwc

and $3,245, respectively of the Form SIPC-7. No differences were noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of Archipelago Trading Services, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 29, 2012

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended ____________, 20____
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Alpha Trading Services

(pending FINRA signoff)

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 7143

B. Less payment made with SIPC-6 filed (exclude interest) (3910)

Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 3233

E. Interest computed on late payment (see instruction E) for 7 days at 20% per annum 12

F. Total assessment balance and interest due (or overpayment carried forward) $ 3245

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 3245

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

(Name of Corporation, Partnership or other organization)

(Authorized Signature)

(Title)

Dated the 29 day of February, 2012

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning __________, 20___
and ending __________, 20___

Item No. | **Eliminate cents**

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 4402 632

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 1534 394

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): 10931

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 1,545 325

2d. SIPC Net Operating Revenues $ 2857 306

2e. General Assessment @ .0025 $ 7143

(to page 1, line 2.A.)

pwc

To the Stockholder of Archipelago Trading Services, Inc:

In planning and performing our audit of the financial statements of Archipelago Trading Services, Inc., (the "Company") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

pwc

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Stockholder, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 29, 2012